NEWS RELEASE                                                                                  January 15, 2007

CANETIC RESOURCES TRUST ANNOUNCES MONTHLY DISTRIBUTION

CALGARY, ALBERTA (CNE.UN – TSX; CNE – NYSE) – Canetic Resources Trust (“Canetic” or “We” or the “Trust”) announces that a cash distribution of C$0.19 per trust unit will be paid on February 15, 2007 to unitholders of record on January 31, 2007. The trust units of Canetic will commence trading on an ex-distribution basis on January 29, 2007. Using a Canadian to U.S. dollar exchange rate of $0.85, the distribution amount is approximately US$0.16 per trust unit. The actual U.S. dollar equivalent distribution for unitholders who hold units through a brokerage firm will be based upon the Canadian to U.S. dollar exchange rate in effect on the payment date, net of applicable Canadian withholding taxes.  Registered unitholders are paid directly by Canetic’s transfer agent, Computershare, and the distribution will be based on the Canadian to U.S. dollar exchange rate as of the date of record, net of applicable Canadian withholding taxes.

Given the extent and quality of Canetic’s development opportunities and in light of the weaker short term outlook for commodity prices, the Board of Directors of Canetic Resources Inc. has decided to lower the monthly distribution in order to increase the level of cash flow available to fund drilling and development opportunities, bring Canetic’s payout ratio in line with the Trust’s long term target of 60 to 70 percent of funds flow from operations and prudently manage the level of Canetic’s long term debt.  Today’s distribution decrease represents an approximate 17 percent reduction from the previous distribution level of $0.23 per trust unit and is expected to result in a payout ratio of approximately 70 percent assuming average commodity prices for 2007 of US$60.00 for West Texas Intermediate crude and $6.50 per gj at AECO for natural gas, daily production levels at the midpoint of the Trust’s current guidance of 75,500 to 80,000 BOE per day and a Canadian dollar to U.S. dollar exchange rate of approximately $0.85.

“Given the recent weakness in commodity prices we believe that it is prudent to lower the level of the distribution and remain focused on the continued development of the large asset portfolio we have assembled.   Our established target payout ratio is intended to allow for sufficient reinvestment of capital to support the long term sustainability of the Trust while also providing unitholders with a predictable and dependable income stream over the long term” stated Mr. J. Paul Charron, President and Chief Executive Officer of Canetic, “I am encouraged by the Trust’s recent operational results.  We exited 2006 with daily production in excess of 82,000 BOE per day and current production volumes, drilling and development activity are on target or ahead of plan.”

The regular monthly distribution will be fixed at C$0.19 per trust unit until further notice and represents an approximate 14.6 percent annualized pre-tax cash-on-cash yield based on the January 15, 2007 closing price of the trust units on the Toronto Stock Exchange of C$15.58.  Canetic reviews its distribution policy on an ongoing basis based on Canetic’s view of future operations, business development opportunities and internal cash flow projections which incorporate Canetic’s production forecasts, commodity prices, interest rate and foreign exchange expectations, hedging activities and spending requirements.  Future distributions remain subject to change as dictated by changes in those variables.

Canetic is one of Canada’s largest oil and gas royalty trusts.  Canetic trust units and debentures are listed on the Toronto Stock Exchange under the symbols CNE.UN, CNE.DB.A, CNE.DB.B, CNE.DB.C, CNE.DB.D, and CNE.DB.E and the trust units are listed on the New York Stock Exchange under the symbol CNE.  For further information, please see the website at www.canetictrust.com or contact Canetic investor relations by email at: Info@canetictrust.com or toll free telephone at 1-877-539-6300.

ADVISORY: Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may", "should", "anticipate", "expects" and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to production, cash flows, payout ratios, distributions, commodity prices, exchange rates and operational activities. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation; loss of markets; volatility of commodity prices; currency fluctuations; variations in interest rates; geopolitical instability; variability in consumer demand for oil, natural gas and natural gas liquids; variability in heavy oil differentials; variations in royalty rates; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions; failure to complete drilling, maintenance and optimization programs due to bad weather, shortages of labour or equipment or other factors beyond the control of the Trust; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax and environmental laws and regulatory matters. Consequently, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive. Certain information regarding Canetic Resources Trust including management’s assessment of exchange rates,  Canadian withholding taxes  and Canetic's distribution policy may constitute forward-looking statements under applicable securities law and necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions,  ability to access sufficient capital from internal and external sources; failure to obtain required regulatory approvals, changes in legislation, including but not limited to tax laws and environmental regulations.  As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Canetic’s operations or financial results are included in reports on file with applicable securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC’s website (www.sec.gov) or at Canetic's website (www.canetictrust.com) .

Non-GAAP Measures

Management uses the term funds flow from operations, which we define as cash flow from operating activities before deducting non-cash working capital and asset retirement costs incurred to analyze operating performance and leverage.

We use the term payout ratio, which we define as cash distributions to unitholders divided by funds flow from operations, to analyze financial and operating performance.

BOEs

Where reserves or production are stated on a barrel of oil equivalent (boe) basis, natural gas volumes have been converted to a barrel of oil equivalent (boe) at a ratio of 6 thousand cubic feet (mcf) of natural gas to one barrel of oil. This conversion ratio is based upon an energy equivalent conversion method primarily applicable at the burner tip and does not represent value equivalence at the wellhead. Boe may be misleading, particularly if used in isolation.